FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on August 7th, 2012, regarding its financial results for the Second Quarter of 2012.

Santiago, Chile, August 7th, 2012, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the second quarter 2012.

*Citi and the arc design in Trademark registered by Citigroup Inc.

Use under License.

2nd Qtr 2012 Results:

‘Profitable Growth, Solid Roots’

HIGHLIGHTS

•                  BCH turned into the bank with the highest rating in LatAm as S&P raised its long-term credit rating from ‘A’ to ‘A+’.

•                  We continued to beat the threshold of Ch$100 Bn. in quarterly results, remaining leader in net income and the most profitable bank in Chile.

•                  In the 2Q12 we reached the first place in total loans with a 19.2% market share.

•                  BCH was recognized as the Bank with the Greatest Value Creation in the Chilean banking industry.

FINANCIAL OVERVIEW

Arturo Tagle, CEO: ‘We maintain a solid performance that has allowed us to hold the lead position in net income and profitability within the Chilean banking industry. Similarly, in the 2Q12 we returned to the first place in total loans and believe that we are in good standing to maintain a leading position over the year, which has been reinforced by the long-term credit rating upgrade we received from S&P based on our strong position in credit risk. While we recognize the concerns regarding the outlook and the revised forecasts for the global economy, we believe the demand for credits should not be significantly impacted by these factors as we continue to see encouraging macroeconomic figures in terms of unemployment and GDP growth. Also, in the second semester we expect to prioritize an attractive risk-return relationship by focusing on retail banking. In this line, we continue strengthening our residential mortgage and credit card businesses, while consolidating our presence in SME by reaching the top of the industry in granting government-secured loans during the 1H12. We aim to supplement these actions with projects that came true beneath our Consumer Finance Division, such as the “Micro-Enterprises Banking” and “Cajas Chile”, which provide low-income customers with more access to the banking system and translate into long-term profitable growth for us’.

Mauricio Baeza, Corporate Risk Manager: ‘I’m glad to share with you the credit rating upgrade we achieved in the 2Q12. As inferred from S&P’s press release, this upgrade is supported by our robust risk policies, which have permitted us to bear potential credit losses that — in a long-term view — have been consistently below the industry’s average and our peers while we hold a low exposure to proprietary trading. These attributes supplement our loan diversification, adequate capital and funding, as well as strong business position. We believe this scenario should not significantly change in the future. In fact, though we have slightly raised our ratio of loan loss provisions due to a tempered slowdown in the local economy and a higher growth in our retail banking loan book, our asset quality — measured as NPL ratio — remains the best among our peers, the same as our coverage ratio’.

Pedro Samhan, CFO: ‘Our performance has been strongly supported by a higher operating efficiency, thank to synergies that came up from the merger with Citibank Chile, cost control plans and increasing productivity. Regarding the latter, we have gained significant economies of scale as a consequence of the growth in our business volumes that has gone along with the expansion of our distribution network and steady headcount. Also, we have succeeded in improving branch productivity and targeting customer segments. As a result, we have reduced our cost-to-income ratio by 226 bp. YoY in a scenario of flat operating revenues. Similarly, our cost-to-assets ratio decreased 51 bp. YoY. We still have room to improve our efficiency in the future based on a greater business scale, trained human resources and continuously-evaluated operating processes’.

FINANCIAL SNAPSHOT

Selected Financial Data (1) (in millions of Ch$, except %)	2Q11	2Q12	YoY Chg.
Income Statement (Millions of Ch$)
Net financial income(2)	239,305	247,153	3.3%
Net Fees and Commissions	81,492	76,306	(6.4)%
Other operating income	5,973	2,729	(54.3)%
Total Operating Revenues	326,770	326,188	(0.2)%
Provisions for loan losses	(37,100)	(50,285)	35.5%
Operating expenses	(164,155)	(156,498)	(4.7)%
Net income (3)	114,025	106,964	(6.2)%
Earnings per Share
Net income per share (Ch$)	1.32	1.21	(7.9)%
Book value per share (Ch$)	18.92	20.40	7.8%
Shares Outstanding (Millions)	86,419	88,038	1.9%
Balance Sheet (Millions of Ch$)
Loans to customers	15,875,576	18,378,678	15.8%
Total assets	20,250,650	22,480,472	11.0%
Equity	1,635,081	1,795,725	9.8%
Profitability Ratios
Return on average assets (ROAA)	2.3%	1.9%	(38	) bp
Return on average equity (ROAE)(4)	26.5%	22.2%	(430	) bp
Net Financial Margin(5)	5.2%	4.7%	(51	) bp
Efficiency ratio	50.2%	48.0%	(226	) bp
Credit Quality Ratios
Total Past Due / Total Loans	1.0%	1.1%	+8	bp
Allowances / Total loans	2.5%	2.2%	(24	) bp
Allowances / Total Past Due	2.47	x	2.07	x	(0.40	)x
Provisions / Avg. Loans	1.0%	1.1%	+15	bp
Capital Adequacy Ratios
BIS Ratio (Regulatory Cap/RWA)	13.2%	12.4%	(76	) bp
Tier I Ratio (Capital / Assets)	6.9%	6.8%

(1) See pages 9 to 12.

(2) Net interest income, foreign exchange transactions and net financial operating income.

(3) Net Income attributable to Bank’s owners (adjusted by minority interest).

(4) ROAE excludes provisions for minimum dividends.

(5) Net financial income divided by average interest earning assets.

Business Environment:

Chilean Economy

•                  During 2012 the Chilean economy has maintained a solid economic growth despite the financial stress faced by developed countries and a moderate slowdown in emerging markets.

•                  In the 2Q12, the local economy posted a 5.4% expansion which translated into a 5.5% YoY advance as of June 30, 2012. The domestic demand has been the main driver for this growth, especially fostered by sectors such as Commerce, Services and Construction.

•                  As for inflation, after a sharp rise in the 4Q11, the CPI has returned to the Central Bank’s target range, basically due to the downward trend observed in consumer goods (food and fuel). As of Jun-12 CPI accumulated a 2.7% YoY advance.

•                  Regarding monetary policy, based on the developments observed in global and local markets, the Central Bank has taken a neutral bias since Jan-12, maintaining the monetary policy interest rate unchanged at 5.0%.

•                  Consensus estimates have determined a more positive outlook as compared to the previous quarter. Thus, the market agents are expecting a 4.8% GDP growth, inflation around 2.4% (though with a downward bias) and a monetary policy interest rate at 5.0% as of December 31, 2012, since market factors would not exert significant pressures on inflation or domestic demand.

KEY FIGURES

GDP & Consumption

(12 months % change)

Inflation & Monetary Policy Rate

(12m % change and %)

Business Environment:

Local Banking Industry

•                  In the 2Q12, the industry posted a 18.2% (Ch$89 Bn.) YoY decrease in net income, mainly due to greater operating expenses (+13.2% YoY or Ch$96 Bn.) and increasing loan loss provisions (+5.3% YoY or Ch$13 Bn.) as a result of a volume effect associated with the loan book growth that was partly offset by specific credit risk events in the 2Q11 related to corporate customers. The above was partly offset by operating revenues that grew (+1.3% YoY or Ch$20 Bn.) in spite of being affected by lower inflation in the 2Q12 as compared to the 2Q11.

•                  Accordingly, the industry maintains lower ROAE levels than a year earlier due to lower net income and — into a lesser extent - capital increases completed by the most important banks in 2011. In this scenario, Banco de Chile remains the most profitable bank with a 22.2% ROAE, followed by Santander with 20.2% ROAE.

•                  As for loan growth, the banking system recorded a significant 18.3% YoY increase in total loans, though about 2.2% of this rise is explained by Corpbanca’s new operations in Colombia.

•                  The YoY increase in total loans has to do with a still dynamic commercial activity faced by companies, along with a labor market that maintains low unemployment rates and encourages customers to borrow.

•                  Regarding market share in total loans, excluding Corpbanca’s operations in Colombia, worth mentioning are the annual gains posted by that player (+130 bp.) and BBVA (+32 bp.), mainly related to commercial loans granted to corporations. On the other hand, while Banco de Chile and BCI showed a flat trend in market share, Santander posted a loss of 198 bp. YoY.

KEY FIGURES

Industry’s Net Income & ROAE

($Bn. and %)

Annual Market Share Gain in Loans (*)

 (Basis points as of June 30, 2012)

CORP	BBVA	BCH	BCI	SAN
8.23	6.93	19.17	12.56	19.17

Market Share (%) in Loans as of Jun-12

(*) Figures exclude Corpbanca’s operations in Colombia.

Banco de Chile:

Net Income

Despite a less dynamic economic environment, in the 2Q12 we maintained a solid track record and the lead position in net income with a 26.8% market share. In the 2Q12 our earnings totalled Ch$107 billion, 6.2% below the 2Q11’s figure and under the remarkable last quarter amount of Ch$121 billion. Our performance was the result of:

•                 Lower inflation that translated into a UF variation of +0.4% in the 2Q12 as compared to the +1.4% in the 2Q11, which resulted in a lower contribution from our UF asset positions funded with peso-denominated liabilities and equity.

•                  Greater provisions for loan losses explained by both the volume effect associated with our loan growth and the upward trend in overdue loans within the Chilean industry.

•                  A YoY decrease in fees and commissions, mostly prompted by lower income from specialized financial services

The above was mostly offset by:

•                  A loan portfolio that continues to show significant, though lower, YoY growth rates, which is supplemented by greater balances of peso-denominated non-interest bearing liabilities amid a scenario of slightly higher nominal interest rates YoY.

•                  Controlled operating expenses due to gains in productivity, cost control policies and one-off expenses related to the collective bargaining agreement reached in 2011.

As a result, our ROAE reached 22.2% in the 2Q12, which is 4.3% below the 2Q11’s figure. However, we hold an undisputed lead position in profitability in the Chilean industry that posted 15.1% ROAE in the 2Q12.

KEY QUARTERLY FIGURES

(In billions of Ch$, except for %)

(1)           ROAE excludes provisions for minimum dividends.

Banco de Chile:

Operating Revenues

Our operating revenues showed a flat trend in the 2Q12 by posting a slight 0.2% YoY decrease, from Ch$327 billion in the 2Q11 to Ch$326 billion in the 2Q12. Worth noting is that operating revenues from our customer-based core business enabled us to offset abnormal temporary market forces (such as inflation) that should return to mid-term values as long as the economic activity goes up.

Therefore, the main forces that prompted this YoY change were:

•                  A loan portfolio that keeps growing, especially in lending products oriented to high and mid-income individuals, as well as SMEs, which fuelled a higher YoY rise in retail than wholesale banking loans.

•                  An 11.1% YoY increase in non-interest bearing liabilities (such as current accounts and demand deposits) average balances and — into a lesser extent — a monetary policy interest rate that averaged 5.0% in the 2Q12 vis-à-vis 4.7% in the 2Q11.

•                 A positive exchange rate effect on the asset position in US$ that hedges our loan loss provisions related to loans denominated in that currency due to a 2.6% rise in the exchange rate in the 2Q12 as compared to the 2.3% decrease in the 2Q11.

The above was partly offset by:

•                  Lower contribution from our UF net asset position due to the lower inflation rate in the 2Q12 as compared to the 2Q11.

•                  A 6.4% YoY decrease in fees and commissions mainly due to lower revenues from specialized financial services such as mutual funds and stock brokerage, which is in line with investors that reduced their exposure to stocks amid volatile global and local markets. These factors were partly offset by greater fees income from credit cards and cash management services.

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Total Operating Revenues

			YoY
(in millions of Ch$)	2Q11	2Q12	Chg.

Net Interest Income	233,972	230,708	(1.4)%
Net Fees and Commissions	81,492	76,306	(6.4)%
Net Financial Operating Income	(16,048)	13,116	—
Foreign exchange transactions	21,381	3,329	(84.4)%
Other operating income	5,973	2,729	(54.3)%
Total Operating Revenues	326,770	326,188	(0.2)%

Net Financial Margin	5.19%	4.68%	(51	) bp
Net Interest Margin	5.07%	4.37%	(70	) bp

Banco de Chile:

Provisions for Loan Losses

Our provisions for loan losses rose from Ch$37 billion in the 2Q11 to Ch$50 billion in the 2Q12, which represented a 35.5% YoY increase and translated into a 15 bp. YoY rise in our ratio of provisions for loan losses to average loans. The rise in provisions was mainly fostered by:

•                  A volume effect related to the 16.9% YoY rise in our total loans average based on double-digit growth in every lending family.

•                  A mix effect, steered by a higher growth in retail banking average loans (18.5% YoY), especially in new clients and credit cards users, as compared to the advance in wholesale banking (+14.7% YoY).

•                  The moderate rise in past-due across the industry that is based on social and regulatory issues rather than economic forces. Though this is a global phenomenon, after peaks in the 4Q11 and the 1Q12, it is now smoothing out in Chile, where customer is recognized as a responsible and reliable borrower.

•                  A negative exchange rate effect related to a US$/Ch$ decrease in the 2Q11 and an increase in the 2Q12 that resulted in greater provision associated with US$-denominated loans.

Due to the above and as we mentioned in the 1Q12, we have reinforced our collection procedures and tightened our credit-granting criteria for low-income customers, all of which has resulted in a reversion in our overdue indicators. Actually, though our NPL ratio posted a slight 8 bp. YoY rise, it is 7 bp. below the figure posted in the 1Q12 (1.15%). Also, worth mentioning is that our NPL ratio remains well below the average of 2.46% posted by the industry in the 2Q12. In terms of coverage, we maintained the highest coverage ratio and the greatest amount of countercyclical allowances among privately-owned banks in Chile.

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Allowances and Provisions for Loan Losses

(in millions of Ch$)	2Q11	2Q12	YoY Chg.

Allowances for Loan Losses
Initial Allowances	381,056	397,449	4.3%
Charge-offs	(33,517)	(48,777)	45.5%
Provisions established, net	42,538	59,448	39.8%
Final Allowances	390,077	408,120	4.6%
Provisions for Loan Losses
Provisions Established	(42,538)	(59,448)	39.8%
Prov. Financial Guarantees	(5,018)	(2,181)	(56.5)%
Additional Provisions	0	0	—
Recoveries	10,456	11,344	8.5%
Provisions for Loan Losses	(37,100)	(50,285)	35.5%

Credit Quality Ratios	2Q11		2Q12		YoY Chg.

Allowances / Total loans	2.46%		2.22%		(24	) bp
Allowances / Total Past Due	2.47	x	2.07	x	(0.40	)x
Provisions / Avg. Loans	0.96%		1.12%		+15	bp
Charge-offs / Avg. Loans	0.87%		1.08%		+21	bp
Total Past Due / Total Loans	1.00%		1.07%		+8	bp
Recoveries / Avg. Loans	0.27%		0.25%		(2	) bp

Banco de Chile:

Operating Expenses

In line with our strategic priorities, our cost base remains under control. Actually, after the merger we have been able to obtain significant synergies and gain economies of scale as a result of the important growth in assets and the expansion in our branch network, all of which has translated into higher efficiency.

Accordingly, our operating expenses decreased from Ch$164 billion in the 2Q11 to Ch$156 billion, which translated into a 4.7% YoY shrink. This variation was mostly supported by lower other operating expenses that decreased from Ch$31 billion in the 2Q11 to Ch$13 billion in the 2Q12, mainly as a result of contingency provisions that totalled Ch$22.4 billion in the 2Q11 in order to reflect the effect of collective bargaining agreements that were under negotiation.

The above was partly offset by:

•                  Personnel expenses that rose 10.2% YoY based on higher average salaries as a result of the previously mentioned collective bargaining process, inflation adjustment, greater severance payments and a slight increase in headcount. These factors were supplemented by a headcount increase and the collective bargaining process carried out by our Collection Services subsidiary in the 2Q12.

•                  A 5.2% YoY rise in administrative expenses that grew from Ch$55 billion in the 2Q11 to Ch$58 billion in the 2Q12, mainly due to greater rentals and maintenance expenses related to the expansion of our distribution network (branches and ATMs).

Accordingly, our cost-to-income ratio went down from 50.2% in the 2Q11 to 48.0% in the 2Q12, whereas our cost-to-assets ratio decreased from 3.3% to 2.8% in the same period.

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Total Operating Expenses

(in millions of Ch$)	2Q11	2Q12	YoY Chg.

Personnel expenses	(70,061)	(77,199)	10.2%
Administrative expenses	(55,416)	(58,305)	5.2%
Depreciation and Amort.	(7,660)	(7,804)	1.9%
Impairments	(3)	(130)	4,233.3%
Other Oper. Expenses	(31,015)	(13,060)	(57.9)%
Total Oper. Expenses	(164,155)	(156,498)	(4.7)%

Additional Information	2Q11	2Q12	YoY Chg.

Efficiency Ratios
Op. Exp. / Op. Rev.	50.2%	48.0%	(226	) bp
Op. Exp. / Avg. Assets	3.3%	2.8%	(50	) bp
Headcount & Branches
Headcount (#)	14,365	14,467	+102
Branches (#)	420	432	+12

Banco de Chile:

Loan Portfolio

As of Jun-12 our loan portfolio accounted for Ch$18.4 trillion and maintained a solid YoY growth of 15.8%. On a QoQ basis, the loan book posted a 3.5% YoY rise, which favourably compares to the 2.2% increment posted last quarter. This performance has enabled us to retake the first place in total loans with a 19.2% market share. This was the result of:

•                  Our commercial loans that amounted to Ch$11.8 trillion as of Jun-12, entailing a 14.3% YoY rise. The upsurge relied on a greater demand for credits from SMEs (+15.5%) and — into a lesser extent — from large companies (+13.0%). On the other hand, Foreign Trade (+21.4%) — that include an exchange rate effect — and Factoring (+14.7%) loans are the most growing products within this lending family and their performances have permitted us to maintain at the top of the industry with a market share of 19.7% as of June 30, 2012.

•                 Our successful strategy in granting residential mortgages loans has resulted in a Ch$3.9 trillion balance as of Jun-12, which represents a stellar 21.5% YoY growth. This advance has to do with an attractive value offering provided to our customers, based on a competitive funding and tailor-made financing alternatives that are supported by an accurate segmentation in the individuals segment. As a result, we have significantly increased our market share by gaining 135 bp* YoY and holding a 16.9% stake as of Jun-12.

•                  A 14.0% YoY growth in consumer loans specifically based on greater credit card outstanding balances (+26.4% YoY) and higher demand for installment loans (+11.7% YoY). Whereas the former factor has to do with our efforts intended to enhance our customer loyalty programs through rewards for using our credit cards, the lower rise in installment loans relates to still solid — though lower — economic figures in the local economy versus tightened credit-granting criteria that we have set for low-income segments in order to face the tempered slowdown in economic activity. As a result, we hold a 20.9% market share in this lending family.

KEY QUARTERLY FIGURES

(In Billions of Ch$, except for %)

BCH’s Market Position

(Market Share as of June 30, 2012)

Item	Mkt.Sh.	12mChg.*		Position
Commercial Loans	19.7%	(67	) bp	#1
Residential Mortgage	16.9%	+135	bp	#3
Consumer Loans	20.9%	(15	) bp	#2
Total Loans	19.2%	(6	) bp	#1
Current Acc. & Dem. Deposits	23.3%	(62	) bp	#1

Banco de Chile:

Funding Structure

In terms of funding, we keep on diversifying our structure and looking for new sources and markets in order to face the expected growth in our business scale.

Our strong credit ratings have allowed us to bear attractive funding costs in Chile and abroad. As for local placements, the 2Q12 was very intensive. In fact, we issued senior bonds for an amount of approximately Ch$290 billion with 7-year to 12-year terms at very low spreads over comparable benchmarks. Also, as we mentioned in our last quarterly report, during May 2012 we filed a US$1,000 million Commercial Papers shelf in the U.S. In the 2Q12 we placed ~US$415 million of this funding line. This alternative provides us with short-term funding at very low spreads.

In terms of non-interest bearing liabilities, our current accounts and demand deposits keep growing, though at lower YoY rates. This trend is consistent with rising interest rates paid by Chilean banks for interest bearing deposits, encouraging customers to prefer profitability rather than liquidity.

However, these kinds of deposits represent 24.8% of our funding, the highest level within the local industry.

Despite the higher utilization of interest bearing sources, our funding structure remains strong regarding the level of interest earning assets. Actually, the latter represent 1.51 times the former, which is comparable to the figure posted a year earlier.

KEY QUARTERLY FIGURES

(In Billions of Ch$, except for %)

Banco de Chile:

Equity

Our equity recorded a 9.8% YoY rise, from Ch$1,635 billion as of June 30, 2011 to Ch$1,796 billion as of June 30, 2012, which entails an annual variance of Ch$161 billion. This increase is mostly explained by:

•                  Approximately Ch$29 billion associated to the final stages of our capital increase in 2011.

•                 The capitalization of Ch$74 billion related to the retention of 30% of our 2011’s net distributable earnings (after the payment to the Central Bank corresponding to 100% of SAOS’s stake in our dividends plus SM-Chile A stake).

•                  Roughly Ch$58 billion of our 2011’s net income that was retained in order to recognize the effect of accumulated inflation on the shareholders’ equity (difference between total and distributable earnings).

The capital increase that we accomplished during 2011 permitted us to support the significant growth in our business scale and maintain our capital base well above the regulatory limits. Actually, as a result of our loan growth our BIS ratio decreased from 13.2% as of June 30, 2011 to 12.4% as of June 30, 2012, which is 2.4% above the threshold imposed by the Chilean regulator to Banco de Chile.

On the other hand, our Tier I ratio posted a tempered YoY decrease from 6.9% as of June 30, 2011 to 6.8% as of June 30, 2012, which is more than two times above the regulatory limit of 3% and demonstrates our capital soundness and the room we have to grow.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$, except for %)

Equity	Jun-11	Jun-12	YoY Chg.
Capital & Reserves
Capital	1,402.7	1,510.0	7.6%
Reserves	119.5	177.6	48.6%
Other accounts	6.6	7.4	12.4%
Earnings
Retained Earnings	16.1	16.4	1.8%
Income for the Period	230.9	228.1	(1.2)%
Provisions for Minimum Dividends	(140.7)	(143.8)	2.2%
Minority Interest
Minority Interest	0.0	0.0	0.0%
Total Equity	1,635.1	1,795.7	9.8%

Capital Adequacy Ratios	Jun-11	Jun-12	YoY Chg.
Shareholders Equity / Assets(1)	8.1%	8.0%	(9	) bp
Tier I (Basic Capital) / Assets(1),(2)	6.9%	6.8%	(14	) bp
Tier I (Basic Capital) / RWA(2),(3)	9.1%	8.7%	(34	) bp
BIS (Total Capital / RWA)(3),(4)	13.2%	12.4%	(76	) bp

(1)         “Assets” refers to Bank’s Total Assets.

(2)         “Basic Capital” consists of Bank’s paid-in capital, reserves and retained earnings,  excluding capital attributable to subsidiaries and foreign branches.

(3)         “RWA” stands for Risk-Weighted Assets.

(4)         “Total Capital” refers to “Basic Capital” plus Bank’s supplementary capital.

Banco de Chile:

Other Issues

Credit Rating Upgrade:

•                  On June 18, 2012 the rating agency Standard & Poor’s raised our long-term foreign currency credit rating based on our strong risk position. In fact, the rating agency realized that our well-diversified portfolio, strong business position, adequate capital support and our strong funding structure are properly supplemented by credit losses that have constantly been below our peer’s and industry’s figures, whereas our low exposure to proprietary trading has translated into operating revenues that do not materially depend on such activities.

Accordingly, we obtained a credit rating upgrade of 1-notch in long-term foreign currency, from ‘A’ to ‘A+’, which turned us into the bank with the best credit rating in Latin America.

Operational Events:

•                  As we reported on Form 6-K on July 6th, 2012, a third-party provider of technological services erroneously e-mailed 52,770 current account statements (equivalent to 7.7% of our accounts). However, as soon as the event was detected, we delivered the correct statements to the affected customers and apologized to them.

Due to this event, we received a Ch$40 million fine from the SBIF. Also, we reached agreement with the local consumer protection agency to compensate customers with a cash deposit that totalled Ch$1.05 billion and a one-year insurance policy to cover potential misuse of information.

Finally, in line with our reputation of reliability and high-standard service quality, we are providing further services to address questions and complaints associated with this event, as well as overcoming this operational difficulty.

INTERNATIONAL RATINGS

Moody’s	Rating
Long Term Foreign Currency	Aa3
Short Term Foreign Currency	Prime-1
Long Term Local Currency	Aa3
Short Term Local Currency	Prime-1

Standard & Poor’s	Rating
Long Term Foreign Currency	A+ / Stable
Short Term Foreign Currency	A-1/Stable
Long Term Local Currency	A / Stable
Short Term Local Currency	A-1/Stable

Banco de Chile: Results by Business Segments

Retail Banking Segment

Our Retail Banking segment recorded a 5.1% YoY rise in income before income tax, which increased from Ch$56.2 billion in the 2Q11 to Ch$59.0 billion in the 2Q12. The main forces that determined this YoY increase were related to:

•                  Operating revenues that posted a 9.4% YoY rise in the 2Q12, mainly fostered by: (i) greater income from lending as a result of total loans that grew 17.6% YoY along with an upward trend in lending spreads in order to compensate the tempered climb in credit risk across the industry due to the moderate economic slowdown, (ii) further revenues related to a 10.9% YoY rise in the average balances of current accounts and demand deposits amid slightly higher interest rates vis-à-vis 2Q11, (iii) greater fees (+7.0% YoY) steered by the use of our credit cards and insurance brokerage due to our marketing campaigns on such matters. These factors enabled us to more than offset the negative impact of lower inflation on the segment’s UF net asset position.

•                  The above was partly offset by provisions for loan losses that grew from Ch$30.0 billion in the 2Q11 to Ch$45.1 billion in the 2Q12. This rise was caused by a volume effect linked to the YoY growth in total loans and the moderate economic slowdown that affects group-based evaluated customers, such as individuals that borrow consumer loans and — into a lesser extent - SMEs.

As for operating expenses, the segment posted a slight YoY decrease, which is consistent with economies of scale from the expansion of our distribution network, higher productivity in branches and the one-off effect of the collective bargaining process in the 2Q11’s cost base.

KEY QUARTERLY FIGURES

Retail Banking	2Q11	2Q12	YoY Chg.
Loans to Customers (Billions of Ch$)
Commercial Loans	1,970.1	2,276.4	15.5%
Residential Mortgage Loans	3,234.5	3,932.6	21.6%
Consumer Loans	2,309.5	2,630.9	13.9%
Total Loans	7,514.1	8,839.9	17.6%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	146,104	162,498	11.2%
Net Fees and Commissions	39,747	42,543	7.0%
Other Operating Income	3,081	1,677	(45.6)%
Total Operating Revenues	188,932	206,718	9.4%
Provisions for Loan Losses	(29,972)	(45,118)	50.5%
Operating Expenses	(103,435)	(102,746)	(0.7)%
Other	631	172	(72.7)%
Income before income tax	56,156	59,026	5.1%

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

Banco de Chile: Results by Business Segments

Wholesale Banking Segment

In the 2Q11, our Wholesale Banking segment recorded a 2.1% YoY increase in income before income tax. The principal factors that explained this YoY variation were:

•                  Operating revenues that lowered 7.1% YoY due to: (i) the negative effect of lower inflation on the segment’s UF net asset position, and (ii) lower net fees and commissions mainly related to a decrease in credit-restructuring fees. These forces more than offset the growth in lending income fostered by a 13.0% YoY rise in the segment’s loan book, as well as a greater income from current accounts and demand deposits as a result of an 11.3% YoY rise in the average balances and slightly higher nominal interest rates.

•                  The above was more than offset by operating expenses that lowered 18.8% YoY, from Ch$38.5 billion in the 2Q11 to Ch$31.3 billion in the 2Q12. This change is mainly explained by the provision recognized in the 2Q11 to reflect the one-off effect related to the collective bargaining agreement, which surpassed greater personnel expenses related to salary increases, as well as severance payments due to an organizational restructuring in one of the segment’s business units.

As for provisions for loan losses, this line item posted an 8.3% YoY slide in the 2Q12, which is consistent with credit-risk events associated with a specific customer in the 2Q11 that led us to establish further provisions to anticipate potential losses. This effect allowed us to offset a negative exchange rate impact and a volume effect associated with a greater loan book.

KEY QUARTERLY FIGURES

Wholesale Banking	2Q11	2Q12	YoY Chg.
Loans to Customers (Billions of Ch$)
Commercial Loans	8,008.4	9,046.0	13.0%
Residential Mortgage Loans	8.6	8.7	0.9%
Consumer Loans	7.6	11.3	48.5%
Total Loans	8,024.6	9,066.0	13.0%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	76,285	63,640	(16.6)%
Net Fees and Commissions	11,175	9,915	(11.3)%
Other Operating Income	4,240	11,643	174.6%
Total Operating Revenues	91,700	85,198	(7.1)%
Provisions for Loan Losses	(5,715)	(5,243)	(8.3)%
Operating Expenses	(38,541)	(31,279)	(18.8)%
Other	199	(56)	—
Income before income tax	47,643	48,620	2.1%

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

Banco de Chile: Results by Business Segments

Treasury

During the 2Q12 our Treasury posted a net loss before income tax of Ch$1.7 billion in the 2Q12, which compares to the Ch$5.1 billion recorded a year earlier. The reasons that explained this performance were:

•                  A negative inflation effect. During the 2Q11 the UF posted a variation of 1.4% as compared to the 0.4% recorded in the 2Q12. This effect translated into a lower income associated with the accrual of the available-for-sale investment portfolio held by our Treasury, which is funded with Ch$-denominated liabilities.

•                  The above was partly offset by: (i) operating expenses that declined 39.0% YoY as a result of lower allocated costs (one-off effect of collective bargaining agreement in the 2Q11), and (ii) greater sales of available-for-sale instruments in the 2Q12 by approximately Ch$800 million.

In terms of proprietary trading, our Treasury holds a low exposure with a portfolio of Ch$79.3 billion as of Jun-12 as compared to Ch$115.0 billion as of Jun-11 (-31.0% YoY). This is consistent with our prudent approach regarding trading activities — especially in a volatile financial environment — that translates into immaterial results. On the other hand, our Treasury continued to increase our available-for-sale portfolio, since it is expecting lower interest rates over the future.

KEY QUARTERLY FIGURES

Treasury Division	2Q11	2Q12	YoY Chg.
Securities Portfolio (Billions of Ch$)
Trading Securities	115.0	79.3	(31.0)%
Available for Sale Instruments	1,200.4	1,513.3	26.1%
Securities Portfolio	1,315.4	1,592.6	21.1%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	7,259	484	(93.3)%
Net Fees and Commissions	(174)	(120)	(31.0)%
Other Operating Income	1,826	583	(68.1)%
Total Operating Revenues	8,911	947	(89.4)%
Provisions for Loan Losses	(276)	(465)	68.3%
Operating Expenses	(3,505)	(2,137)	(39.0)%
Other	—	(7)	—
Income before income tax	5,130	(1,662)	—
O.C.I. (Millions of Ch$)
Net unrealized gains (losses) on Available for Sale Instrum.	(2,537)	(6,643)	161.8%

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

Banco de Chile: Results by Business Segments

Subsidiaries

Our Subsidiaries reached an income before income tax of Ch$13.7 billion in the 2Q12 as compared to Ch$17.5 billion recorded in the 2Q11, which entails a 21.6% YoY decrease. The main drivers that explained this YoY variance were:

•                  A 58.0% (or Ch$5.3 billion) YoY decrease in the income before income tax posted by our subsidiary of Securities brokerage. This variation is mainly the result of lower fees and commissions in stock brokerage due to a 17.6% YoY decrease in the stock trading turnover managed by the subsidiary. This is the result of both a downward trend in stock trading turnover that has been observed in the whole industry and diverse one-off transactions executed by the company in the 2Q11 that translated into a greater business volume in that period.

•                  A 32.6% (or Ch$1.9 billion) YoY decline in our Mutual Funds subsidiary’s income before income tax. Despite the company has maintained a flat YoY trend in average AUM, the volatility observed in stocks markets has encouraged customers to re-balance their portfolios with a bias towards fixed-income securities (86% in the 2Q12 versus 79% in the 2Q11), which translates into lower gross margins for the subsidiary.

The above was partly offset by a greater income before income tax of Ch$4.2 billion posted by our Factoring subsidiary. This was the result of the 23.0% YoY growth in the company’s average loan book, as well as lower inflation in the 2Q12 as compared to the 2Q11 that benefited the company’s UF net liability position. Also, our Financial Advisory subsidiary contributed to partly offset the above-mentioned negative effects.

KEY QUARTERLY FIGURES

Subsidiaries	2Q11	2Q12	YoY Chg.
Securities Portfolio (Billions of Ch$)
Trading Securities	249.4	291.6	16.9%
Securities Portfolio	249.4	291.6	16.9%
Loans to Customers (Billions of Ch$)
Commercial Loans	336.8	472.8	40.4%
Total Loans	336.8	472.8	40.4%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	335	1,239	269.9%
Net Fees and Commissions	33,497	26,843	(19.9)%
Other Operating Income	6,602	8,710	31.9%
Total Operating Revenues	40,434	36,792	(9.0)%
Provisions for Loan Losses	(1,136)	541	—
Operating Expenses	(21,881)	(23,803)	8.8%
Other	62	175	182.3%
Income before income tax	17,479	13,705	(21.6)%

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

Banco de Chile:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year End
	2Q11	1Q12	2Q12	1Q12	% Change		Jun-11	Mar-12	Jun-12	Jun-12	% Change
	MCh$	MCh$	MCh$	MUS$	2Q12/2Q11	2Q12/1Q12	MCh$	MCh$	MCh$	MUS$	Jun-12/Jun-11

Interest revenue and expense
Interest revenue	397,704	434,426	394,887	788.1	(0.7)%	(9.1)%	707,051	434,426	829,313	1,655.1	17.3%
Interest expense	(163,732)	(190,071)	(164,179)	(327.7)	0.3%	(13.6)%	(271,116)	(190,071)	(354,250)	(707.0)	30.7%
Net interest income	233,972	244,355	230,708	460.4	(1.4)%	(5.6)%	435,935	244,355	475,063	948.1	9.0%
Fees and commissions
Income from fees and commissions	96,397	91,301	92,632	184.9	(3.9)%	1.5%	187,946	91,301	183,933	367.1	(2.1)%
Expenses from fees and commissions	(14,905)	(16,035)	(16,326)	(32.6)	9.5%	1.8%	(28,439)	(16,035)	(32,361)	(64.6)	13.8%
Net fees and commissions income	81,492	75,266	76,306	152.3	(6.4)%	1.4%	159,507	75,266	151,572	302.5	(5.0)%
Net Financial Operating Income	(16,048)	(1,779)	13,116	26.2	(181.7)%	(837.3)%	12,052	(1,779)	11,337	22.6	(5.9)%
Foreign exchange transactions, net	21,381	12,241	3,329	6.6	(84.4)%	(72.8)%	9,494	12,241	15,570	31.1	64.0%
Other operating income	5,973	7,637	2,729	5.5	(54.3)%	(64.3)%	13,217	7,637	10,366	20.7	(21.6)%
Total Operating Revenues	326,770	337,720	326,188	651.0	(0.2)%	(3.4)%	630,205	337,720	663,908	1,325.0	5.3%
Provisions for loan losses	(37,100)	(46,950)	(50,285)	(100.4)	35.5%	7.1%	(63,220)	(46,950)	(97,235)	(194.1)	53.8%
Operating revenues, net of provisions for loan losses	289,670	290,770	275,903	550.6	(4.8)%	(5.1)%	566,985	290,770	566,673	1,130.9	(0.1)%
Operating expenses
Personnel expenses	(70,061)	(75,204)	(77,199)	(154.1)	10.2%	2.7%	(139,168)	(75,204)	(152,403)	(304.2)	9.5%
Administrative expenses	(55,416)	(57,525)	(58,305)	(116.2)	5.2%	1.4%	(110,964)	(57,525)	(115,830)	(231.2)	4.4%
Depreciation and amortization	(7,660)	(7,720)	(7,804)	(15.6)	1.9%	1.1%	(15,397)	(7,720)	(15,524)	(31.0)	0.8%
Impairments	(3)	0	(130)	(0.3)	4233.3%	0.0%	(3)	0	(130)	(0.3)	4233.3%
Other operating expenses	(31,015)	(14,901)	(13,060)	(26.1)	(57.9)%	(12.4)%	(40,026)	(14,901)	(27,961)	(55.6)	(30.1)%
Total operating expenses	(164,155)	(155,350)	(156,498)	(312.3)	(4.7)%	0.7%	(305,558)	(155,350)	(311,848)	(622.3)	2.1%
Net operating income	125,515	135,420	119,405	238.3	(4.9)%	(11.8)%	261,427	135,420	254,825	508.6	(2.5)%
Income attributable to affiliates	891	590	284	0.6	(68.1)%	(51.9)%	1,694	590	874	1.7	(48.4)%
Income before income tax	126,406	136,010	119,689	238.9	(5.3)%	(12.0)%	263,121	136,010	255,699	510.3	(2.8)%
Income tax	(12,381)	(14,849)	(12,725)	(25.4)	2.8%	(14.3)%	(32,211)	(14,849)	(27,574)	(55.0)	(14.4)%
Net Income for the period	114,025	121,161	106,964	213.5	(6.2)%	(11.7)%	230,910	121,161	228,125	455.3	(1.2)%
Non-Controlling interest	0	0	0	0.0	0.0%	0.0%	0	0	0	0.0	0.0%
Net Income attributable to bank’s owners	114,025	121,161	106,964	213.5	(6.2)%	(11.7)%	230,910	121,161	228,125	455.3	(1.2)%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$501.07 for US$1.00 as of June 30, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Jun-11	Mar-12	Jun-12	Jun-12	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Jun-12/Jun-11	Jun-12/Mar-12

Cash and due from banks	1,133,971	996,023	768,328	1,533.4	(32.2)%	(22.9)%
Transactions in the course of collection	516,476	546,454	484,773	967.5	(6.1)%	(11.3)%
Financial Assets held-for-trading	364,461	346,338	370,945	740.3	1.8%	7.1%
Receivables from repurchase agreements and security borrowings	94,694	40,050	41,027	81.9	(56.7)%	2.4%
Derivate instruments	385,433	375,169	343,975	686.5	(10.8)%	(8.3)%
Loans and advances to Banks	391,176	299,377	331,180	660.9	(15.3)%	10.6%
Loans to customers, net
Commercial loans	10,315,352	11,321,326	11,795,152	23,539.9	14.3%	4.2%
Residential mortgage loans	3,243,151	3,807,412	3,941,286	7,865.7	21.5%	3.5%
Consumer loans	2,317,073	2,626,001	2,642,240	5,273.3	14.0%	0.6%
Loans to customers	15,875,576	17,754,739	18,378,678	36,678.9	15.8%	3.5%
Allowances for loan losses	(390,077)	(397,449)	(408,120)	(814.5)	4.6%	2.7%
Total loans to customers, net	15,485,499	17,357,290	17,970,558	35,864.4	16.0%	3.5%
Financial Assets Available-for-Sale	1,200,350	1,359,057	1,513,313	3,020.2	26.1%	11.4%
Financial Assets Held-to-maturity	—	—	—	—	0.0%	0.0%
Investments in other companies	14,125	15,880	15,498	30.9	9.7%	(2.4)%
Intangible assets	35,547	35,216	34,247	68.3	(3.7)%	(2.8)%
Property and Equipment	205,973	209,188	207,736	414.6	0.9%	(0.7)%
Current tax assets	6,619	2,197	1,550	3.1	(76.6)%	(29.4)%
Deferred tax assets	111,132	112,394	113,639	226.8	2.3%	1.1%
Other assets	305,194	261,008	283,703	566.2	(7.0)%	8.7%
Total Assets	20,250,650	21,955,641	22,480,472	44,865.0	11.0%	2.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$501.07 for US$1.00 as of June 30, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Jun-11	Mar-12	Jun-12	Jun-12	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Jun-12/Jun-11	Jun-12/Mar-12

Liabilities
Current accounts and other demand deposits	4,781,492	5,155,775	5,094,930	10,168.1	6.6%	(1.2)%
Transactions in the course of payment	316,704	349,718	267,312	533.5	(15.6)%	(23.6)%
Payables from repurchase agreements and security lending	273,370	301,456	290,208	579.2	6.2%	(3.7)%
Saving accounts and time deposits	8,450,305	9,140,305	9,341,168	18,642.4	10.5%	2.2%
Derivate instruments	403,211	393,669	408,233	814.7	1.2%	3.7%
Borrowings from financial institutions	1,674,490	1,698,913	1,435,215	2,864.3	(14.3)%	(15.5)%
Debt issued	1,912,870	2,499,397	3,032,199	6,051.4	58.5%	21.3%
Other financial obligations	163,830	146,950	153,503	306.4	(6.3)%	4.5%
Current tax liabilities	1,150	7,442	12,272	24.5	967.1%	64.9%
Deferred tax liabilities	31,401	23,722	22,736	45.4	(27.6)%	(4.2)%
Provisions	302,748	258,396	344,463	687.5	13.8%	33.3%
Other liabilities	303,998	213,311	282,508	563.8	(7.1)%	32.4%
Total liabilities	18,615,569	20,189,054	20,684,747	41,281.2	11.1%	2.5%
Equity
Belong to the Bank’s Owners
Capital	1,402,711	1,509,994	1,509,994	3,013.5	7.6%	0.0%
Reserves	119,482	177,574	177,574	354.4	48.6%	0.0%
Other comprehensive income	6,624	12,883	7,443	14.9	12.4%	(42.2)%
Retained earnings
Retained earnings from previous periods	16,091	16,379	16,379	32.7	1.8%	0.0%
Income for the period	230,910	121,161	228,125	455.3	(1.2)%	88.3%
Provisions for minimum dividends	(140,738)	(71,405)	(143,791)	(287.0)	2.2%	101.4%
Non-Controlling Interest	1	1	1	—	0.0%	0.0%
Total equity	1,635,081	1,766,587	1,795,725	3,583.8	9.8%	1.6%
Total Liabilities & Equity	20,250,650	21,955,641	22,480,472	44,865.0	11.0%	2.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$501.07 for US$1.00 as of June 30, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters			Year Ended
Key Performance Ratios	2Q11	1Q12	2Q12	Jun-11	Mar-12	Jun-12

Earnings per Share
Net income per Share (Ch$) (1)	1.32	1.39	1.21	2.67	1.39	2.59
Net income per ADS (Ch$) (1)	791.67	836.15	728.99	1,603.19	836.15	1,554.73
Net income per ADS (US$) (2)	1.68	1.71	1.45	3.40	1.71	3.10
Book value per Share (Ch$) (1)	18.92	20.32	20.40	18.92	20.32	20.40
Shares outstanding (Millions)	86,419	86,943	88,038	86,419	86,943	88,038
Profitability Ratios (3)(4)(7)
Net Interest Margin	5.07%	4.74%	4.37%	4.87%	4.74%	4.55%
Net Financial Margin	5.19%	4.94%	4.68%	5.11%	4.94%	4.81%
Fees and commissions / Avg. Interest Earnings Assets	1.77%	1.46%	1.44%	1.78%	1.46%	1.45%
Operating Revenues / Avg. Interest Earnings Assets	7.08%	6.55%	6.17%	7.04%	6.55%	6.36%
Return on Average Total Assets	2.30%	2.22%	1.91%	2.39%	2.22%	2.07%
Return on Average Equity (5)	26.51%	23.78%	22.21%	27.30%	23.78%	23.02%
Capital Ratios
Equity / Total Assets	8.07%	8.05%	7.99%	8.07%	8.05%	7.99%
Tier I (Basic Capital) / Total Assets	6.95%	6.88%	6.81%	6.95%	6.88%	6.81%
Tier I (Basic Capital) / Risk-Wighted Assets	9.07%	8.88%	8.74%	9.07%	8.88%	8.74%
Total Capital / Risk- Weighted Assets	13.21%	12.73%	12.45%	13.21%	12.73%	12.45%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.00%	1.15%	1.07%	1.00%	1.15%	1.07%
Allowance for Loan Losses / Total Past Due	246.92%	195.02%	206.78%	246.92%	195.02%	206.78%
Impaired Loans / Total Loans to Customers	3.37%	2.96%	2.99%	3.37%	2.96%	2.99%
Allowance for Loan Losses / Impaired Loans	72.93%	75.56%	74.26%	72.93%	75.56%	74.26%
Allowance for Loans Losses / Total Loans to customers	2.46%	2.24%	2.22%	2.46%	2.24%	2.22%
Provision for Loan Losses / Avg. Loans to customers (4)	0.96%	1.08%	1.12%	0.84%	1.08%	1.10%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	50.24%	46.00%	47.98%	48.49%	46.00%	46.97%
Operating Expenses / Average Total Assets (3) (4)	3.31%	2.85%	2.80%	3.17%	2.85%	2.82%
Balance Sheet Data (1)(3)(7)
Avg. Interest Earnings Assets (million Ch$)	18,457,316	20,632,894	21,137,996	17,914,219	20,632,894	20,885,445
Avg. Assets (million Ch$)	19,861,780	21,817,857	22,345,983	19,307,693	21,817,857	22,081,920
Avg. Equity (million Ch$)	1,602,343	1,782,076	1,835,490	1,526,170	1,782,076	1,808,783
Avg. Adjusted Shareholders Equity (million Ch$) (6)	1,720,303	2,037,990	1,926,443	1,691,506	2,037,990	1,982,216
Avg. Loans to customers (million Ch$)	15,383,688	17,404,147	17,990,904	14,992,737	17,404,147	17,697,526
Avg. Interest Bearing Liabilities (million Ch$)	12,101,102	13,620,391	14,060,052	11,714,645	13,620,391	13,840,222
Risk-Weighted Assets (Million Ch$)	18,019,944	19,903,016	20,553,085	18,019,944	19,903,016	20,553,085
Additional Data
Exchange rate (Ch$)	471.13	488.35	501.07	471.13	488.35	501.07
Employees (#)	14,365	14,114	14,467	14,365	14,114	14,467

Notes

(1) These figures were expressed in nominal Chilean pesos.

(2) The figures were calculated considering the nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) The ratios were calculated as an average of daily balances.

(4) Annualized data.

(5) ROAE excludes provisions for minimum dividends.

(6) Adjusted by provisions for minimum dividends.

(7) Includes certain reclassifications to conform with 2011 new presentation.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$501.07 for US$1.00 as of June 30, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•           changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•           changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•           unexpected developments in certain existing litigation;

•           increased costs;

•           unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía	Mr. Rolando Arias
Head of Investor Relations	Research & Planning Manager
Banco de Chile	Banco de Chile
Phone Nr. (56-2) 653.3554	Phone Nr. (56-2) 653.3535
Email: pmejiar@bancochile.cl	Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7th, 2012

Banco de Chile

/S/ Arturo Tagle Q.
	By:	Arturo Tagle Q.
CEO